Pricing Term Sheet dated as of September 23, 2009	Issuer Free Writing Prospectus dated September 23, 2009 Relating to Preliminary Prospectus Supplement Dated September 22, 2009 Filed Pursuant to Rule 433 Registration Statement No. 333-159614

5,300,000 Shares of Common Stock

This term sheet to the preliminary prospectus supplement dated September 23, 2009 should be read together with the preliminary prospectus supplement dated September 22, 2009, and the accompanying prospectus dated June 10, 2009, before making a decision in connection with an investment in the securities. The information in this term sheet updates and supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below.

Issuer:	ATP OIL & GAS CORPORATION

Title of securities	Common stock, par value $0.001 per share, of the Issuer

Common stock offered by us in this offering:	5,300,000 shares (or a total of 6,095,000 shares if the underwriters exercise in full their option to purchase up to 795,000 additional shares of the Issuer’s common stock)

	Per Share	Total

Public offering price:	$18.50	$98,050,000.00

Underwriting discount:	$0.8325	$4,412,250.00

Proceeds to us (before expenses)	$17.6675	$93,637,750.00

Common stock outstanding after the offering:	50,082,670 shares (or 50,877,670 shares if the underwriters exercise in full their option to purchase up to 795,000 additional shares of the Issuer’s common stock), excluding between 5,630,625 and 8,648,649 shares that may be issued in connection with the conversion of the Convertible Preferred Stock, as described below.

Trade Date:	September 23, 2009

Settlement Date:	September 29, 2009 (T+4)

Underwriters:

J.P. Morgan Securities Inc.

Credit Suisse Securities (USA) LLC

Canaccord Adams Inc.

Pritchard Capital Partners, LLC.

SMH Capital, Inc.

Howard Weil Incorporated

Johnson Rice & Company L.L.C.

Wunderlich Securities, Inc.

C. K. Cooper & Company, Inc.

Global Hunter Securities, LLC

Natixis Bleichroeder Inc.

Rodman & Renshaw, LLC

FIG Partners, LLC

Concurrent Preferred Stock Offering:	Concurrently with this offering, the Issuer also offered 1,250,000 shares of the Issuer’s 8.00% Convertible Perpetual Preferred Stock (1,600,000 shares if the initial purchasers exercise their over-allotment option in full). The conversion rate will initially be 4.5045 shares of the Issuer’s Common Stock for each share of Convertible Preferred Stock.

Additional Information:	In addition to the pricing information set forth above, the “estimated net proceeds”, as referred to throughout the preliminary prospectus supplement, will be updated to be $93.4 million and the “Capitalization” section of the preliminary prospectus supplement will be updated to reflect the following changes ($ in thousands):

	•…As Adjusted Cash and Cash Equivalents	$260,981
	•…As Adjusted Preferred Stock	$1,259,597
	•…As Adjusted Additional paid in capital	$562,192
	•…As Adjusted Total shareholders’ equity	$623,873
	•…As Adjusted Total Equity	$763,482
	•…As Adjusted Total Capitalization	$2,023,079

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc. at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attn: Chase Distribution and Support Service, Northeast Statement Processing, or by telephone to (718) 242-8002, or by fax at
(718) 242-8003, or Credit Suisse Securities (USA) LLC at One Madison Avenue, New York, NY 10010, Attn: Credit Suisse Prospectus Department, or by telephone to (800) 221-1037.